FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report to Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2003

Commission File Number:

Origin Energy Limited

(Translation of registrant’s name into English)

Level 39

AMP Centre

50 Bridge Street

SYDNEY NSW 2000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)(7):

Note: Regulation S-T Rule 101(b)(1)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIGIN ENERGY LIMITED

By:	/S/ WILLIAM HUNDY
Name: Title:	William Hundy Company

Secretary

Date: February 27, 2003

* Print the name and title of the signing officer under

his Signature.

2

ASX Release

4 February 2003

Hovea Field Update Onshore Perth Basin, Western Australia

Origin Energy Resources Limited* advises that the Hovea 4 well commenced production on Sunday 2 February at initial rates in excess of 2,600 barrels of oil per day on a one inch choke with surface tubing head pressure of 175 psi.

The Joint Venture is currently in a phase of significant development activity with the Hovea 4 well commencing production, Hovea 5 drilling ahead and construction of the Hovea Field permanent production facilities nearing completion. Further increases in field rate are anticipated following completion of Hovea 5. This well is currently drilling ahead at a measured depth of 953 metres and is expected to intersect the Dongara Sandstone reservoir later this week.

As part of the development plan Hovea 1, which is located near the edge of the field, will be recompleted as a water injection well to help optimize recovery of oil from the field. If the Hovea 5 well is successful in meeting pre-drill expectations, Hovea 3 will in future be used mainly as a monitoring well to assist in the management of production of oil from the field, but will itself be capable of production when required. The majority of oil production from the field is then forecast, in the short term, to be from Hovea 4 and 5.

Participants in L1 and L2 (excluding the Dongara, Mondarra and Yardarino fields) and Hovea 5 are as follows:

Origin Energy Developments Pty Limited*	50.00%
Arc Energy NL (Operator)	50.00%

*a wholly owned subsidiary of Origin Energy Limited

For further information contact:

Dr Rob Willink

General Manager – Exploration

Phone:  07 3858 0676

Email:  rob.willink@upstream.originenergy.com.au

To	Company Announcements Office	Facsimile	1300 300 021

Company	Australian Stock Exchange Limited	Date	5 February 2003

From	Bill Hundy	Pages	1

Subject	Origin Energy Limited – Quarterly Report

This Transmittal is confidential. If you have received this document in error, please contact Origin Energy immediately.

Origin Energy Limited submitted its report for the quarter ended 31 December 2002 to the ASX on 31 January 2003. There was an error in the Sales table on page three of the report. Please find below the corrected table:

Sales	PJE	This Quarter	Previous Quarter	% Change	2nd Quarter 2001/02	YTD 2002/03	YTD 2001/02

Internal		4.00	4.51		4.05	8.52	8.63

External		17.74	19.02		18.64	36.76	37.24

Total		21.75	23.53	-8%	22.69	45.28	45.87

Regards

Bill Hundy

Company Secretary

02 9220 6467 – bill.hundy@originenergy.com.au

4

APPENDIX 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity
ORIGIN ENERGY LIMITED

ABN
30 000 051 696

We (the entity) give ASX the following information.

Part 1—All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	27,800

3

Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

		Fully Paid Ordinary Shares

4

Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•    the date from which they do

•    the extent to which they       participate for the next       dividend, (in the case of a       trust, distribution) or interest       payment

•    the extent to which they do

      not rank equally, other than in

      relation to the next dividend,

      distribution or interest

      payment

		Yes

5	Issue price or consideration	$1.76

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan (previously the Boral Limited Senior Executive Option Plan)

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	3 February 2003

		Number	+Class

8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	652,684,160	Ordinary

		Number	+Class

9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	12,002,500	Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	All Shares Participate Equally

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A

12	Is the issue renounceable or non-renounceable?	N/A

13	Ratio in which the +securities will be offered	N/A

14	+Class of +securities to which the offer relates	N/A

15	+Record date to determine entitlements	N/A

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A

17	Policy for deciding entitlements in relation to fractions	N/A

18

Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

N/A

19	Closing date for receipt of acceptances or renunciations	N/A

20	Names of any underwriters	N/A

21	Amount of any underwriting fee or commission	N/A

22	Names of any brokers to the issue	N/A

23	Fee or commission payable to the broker to the issue	N/A

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A

25	If the issue is contingent on +security holders’ approval, the date of the meeting	N/A

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A

28	Date rights trading will begin (if applicable)	N/A

29	Date rights trading will end (if applicable)	N/A

30	How do +security holders sell their entitlements in full through a broker?	N/A

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?	N/A

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A

33	+Despatch date	N/A

Part 3—Quotation of securities

You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☒ Securities described in Part 1

(b)	☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35	☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36

☐    If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1—1,000

1,001—5,000

5,001—10,000

10,001—100,000

100,001 and over

37	☐ A copy of any trust deed for the additional +securities

(now	go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40

Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•    the date from which they do

•    the extent to which they       participate for the next       dividend, (in the case of a       trust, distribution) or

      interest payment

•    the extent to which they do       not rank equally, other than

      in relation to the next       dividend, distribution or       interest payment

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)
		Number	+Class

42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

(now go to 43)

All entities

Fees

43	Payment method (tick one)

☐	Cheque attached

☐	Electronic payment made
Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒	Periodic payment as agreed with the home branch has been arranged
Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note:	An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•	Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•	We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

•	If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4	We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date: 6 February 2003

Company Secretary

Print name:    William M Hundy

ASX Release

6 February 2003

Banganna 1 Well Commences

Onshore Otway Basin, Victoria, PEP 159

Origin Energy Resources Limited, as Operator for PEP 159, advises that the Banganna 1 well spudded at 10.00pm AEST on 5 February 2003.

The well is expected to take approximately 7 days to reach its planned total depth of 2150 metres.

Co-ordinates for the drilling location are as follows:

Latitude:	38° 12’ 27.66” S
Longtitude:	142° 10’ 50.62” E
Datum:	GDA 94

Equity participation is as follows:

Origin Energy Resources Limited (Operator)	50%
Essential Petroleum Resources Limited	50%

For further information contact:

Dr. Rob Willink

General Manager - Exploration

Origin Energy

Phone:  07 3858 0676

Email:  rob.willink@upstream.originenergy.com.au

ASX Release

10 February 2003

Hovea 5 Progress Report, Onshore Perth Basin, Western Australia

Origin Energy Resources Limited* advises that the Hovea 5 well operated by ARC Energy NL and located in the onshore Perth Basin Production Licence L1, is currently kicking off the cement plug in the Hovea 5 Sidetrack (Hovea 5ST1) well bore at a measured depth of 1183 metres. The aim of the sidetrack is to intersect the Dongara reservoir at a location approximately 170 metres to the south east of the Dongara reservoir intersection in Hovea 5. Hovea 5 wireline logs indicate the well intersected an oil column approximately 8 metres in thickness, similar to Hovea 1. Wireline log and seismic data indicate the possibility of intersecting a thicker column at the sidetrack target location. It is anticipated that the sidetrack will take several more days to drill and complete.

The Hovea 5 and Hovea 5 ST1 wells will provide valuable information on the southern extent and structural configuration of the Hovea Field in addition to extra production capacity if the sidetrack intersects the reservoir as prognosed.

Participants in L1 and L2 (excluding the Dongara, Mondarra and Yardarino fields) and Hovea 5 are as follows:

Origin Energy Developments Pty Limited*	50.00%
Arc Energy NL (Operator)	50.00%

*a wholly owned subsidiary of Origin Energy Limited

For further information contact:

Dr Rob Willink

General Manager – Exploration

Phone:  07 3858 0676

Email:  rob.willink@upstream.originenergy.com.au

ASX Release

17 February 2003

Hovea 5/6 Progress Report, Onshore Perth Basin, Western Australia

Origin Energy Resources Limited* advises that the current operation in the Hovea 6 well operated by ARC Energy NL and located in the onshore Perth Basin Production Licence L1, is setting cement plugs prior to commencement of a second sidetrack of the well. The first sidetrack, Hovea 6 (formerly referred to as Hovea 5 ST 1) achieved its objective, encountering a 22 metre oil column in the Dongara Sandstone, as opposed to the 8 metre oil column in the original Hovea 5 intersection.

The aim of this next sidetrack (which will be referred to as Hovea 7) is to intersect the Dongara reservoir at a location approximately 100 metres to the south east of the Dongara reservoir intersection in Hovea 6. An increased oil column is prognosed at this location from data obtained in the Hovea 6 well. If the reservoir is encountered as prognosed it will provide a more optimal drainage point and thereby assist in the recovery of the reserves from the southern extension of the field.

It is anticipated that this next sidetrack will take several more days to drill and complete.

Participants in Hovea 5, 6 and 7 are as follows:

Origin Energy Developments Pty Limited*	50.00%
Arc Energy NL (Operator)	50.00%

*a wholly owned subsidiary of Origin Energy Limited

For further information contact:

Dr Rob Willink

General Manager – Exploration

Phone:  07 3858 0676

Email:  rob.willink@upstream.originenergy.com.au

ASX Release

17 February 2003

Banganna 1 well unsuccessful, onshore Otway Basin, Victoria, PEP 159

Origin Energy Resources Limited, as Operator for PEP 159, advises that the exploration well Banganna 1 reached its total depth of 2125 metres on 15 February 2003.

Only minor gas shows were recorded during drilling and wireline logs subsequently indicated all Base Laira / Top Pretty Hill reservoirs to be water bearing.

At 11.00am today, operations were underway to plug and abandon the well.

Co-ordinates for the drilling location are as follows:

Latitude:	38° 12’ 27.66” S
Longtitude:	142° 10’ 50.62” E
Datum:	GDA 94

Equity participation is as follows:

Origin Energy Resources Limited (Operator)	50%
Essential Petroleum Resources Limited	50%

For further information contact:

Dr. Rob Willink

General Manager Exploration

Origin Energy

Ph:  07 3858 0676

Email:  rob.willink@upstream.originenergy.com.au

Profit & Loss

	Dec 02 ($m)	Dec 01 ($m)	% change
Revenue	1,669.9	1,237.5	35%
EBITDA	255.9	192.6	33%
EBIT	163.7	105.5	55%
Net interest expense	(24.8)	(22.5)	10%
Tax expense	(47.2)	(25.8)	83%
Outside equity interests	(2.1)	(2.6)	(19%)
PAT	89.6	54.7	64%
Earnings per share (cents)	13.8	8.7	59%
Free cash flow p s (cents)	29.2	17.4	68%
ROE (half year)	5.4%	3.7%	

Origin energy

Page 7

Gascor agency payments ceased on 1 October, 2002

	Dec 02 ($m)	Dec 01 ($m)
Origin reported revenue	1,670	1,237
Retained by Gascor	61	84
Embedded Revenue	1,731	1,322
Natural gas gross margin reported	65	53
Profit Retained by Gascor	14	18
Embedded nat. gas gross margin	79	71

Page 8

Origin has added around 350 PJe net reserves to the 2P category in the past six months…….

Proved and Probable Reserves (PJe*)	
2P reserves at Jun 30, '02	1,140
plus Otway reclassification	230
plus CSG Acquisition (July '02)	160
less Production	(45)
Approximate 2P reserves at Dec 31, '02	1,485

Reserves

- Woodside has reclassified Thylacine & Geographe reserves as 2P.
- CSG acquisition in July 2002 takes CSG 2P reserves to ~470 PJ

Exploration carrying values

- Origin now carries less than $35 million in exploration costs outside of producing areas or areas of imminent development

…..and has reviewed carrying values, providing for over $13 million of exploration expenses.

* PJE – petajoule equivalent – a measure of energy

Page 21